SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 2019

Commission File Number: 001-37925

GDS Holdings Limited

(Registrant’s name)

2/F, Tower 2, Youyou Century Place

428 South Yanggao Road

Pudong, Shanghai 200127

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

Exhibit 99.1 — GDS Announces US$150 million Equity Investment by Ping An Overseas Holdings

Exhibit 99.2 — Share Subscription Agreement, dated as of March 13, 2019, by and among GDS Holdings Limited and PA Goldilocks Limited

Exhibit 99.3 — Terms of Series A Convertible Preferred Shares, par value US$0.00005 per share, of GDS Holdings Limited

Exhibit 99.4 — Form of Investor Rights Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GDS Holdings Limited

Date: March 13, 2019	By:	/s/ William Wei Huang
	Name:	William Wei Huang
	Title:	Chief Executive Officer